Exhibit (a)(5)(E)

EFiled: Sept 16 2015 05:40PM EDT Transaction ID 57880393 Case No. 11511-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AN NGUYEN, Individually and On Behalf of All Others Similarly Situated,

        Plaintiff,

    v.

MICHAEL G. BARRETT, THOMAS R. EVANS, ROBERT P. GOODMAN, PATRICK KERINS, ROSS B. LEVINSOHN, WENDA HARRIS MILLARD, JAMES A. THOLEN, AOL INC., and MARS ACQUISITION SUB, INC.,

        Defendants.

C.A. No.

VERIFIED CLASS ACTION COMPLAINT

An Nguyen (“Plaintiff”), individually and on behalf of all others similarly situated, by and through her attorneys, alleges the following upon information and belief, including the investigation of counsel and a review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of herself and the other public stockholders of Millennial Media, Inc. (“Millennial” or the “Company”), other than Defendants (defined below) and their affiliates, against the members of Millennial’s board of directors (the “Board” or the “Individual Defendants”) for breaching their fiduciary duties in connection with the proposed acquisition of all the outstanding stock of Millennial by AOL Inc. (“AOL”). Plaintiff also asserts claims against AOL and its wholly owned subsidiary Mars Acquisition Sub, Inc. (“Merger Sub”) for aiding and abetting the Individual Defendants’ breaches of fiduciary duty.

2. Millennial is a Delaware corporation that maintains its principal executive offices in Baltimore, Maryland. The Company is a leading independent mobile ad marketplace, making mobile simple for the world’s top brands, app developers and mobile web publishers. The Company’s unique data and technology assets enable its advertising clients to connect with their target audiences at scale. Millennial also drives monetization for its publisher and developer partners by connecting them to networks, advertisers and a real time bidding (RTB) exchange.

3. While the Company’s stock went public at $13 per share in March 2012 and quickly skyrocketed to $23.50 per share, the Company’s stockholders now stand to receive only $1.75 a share.

4. On September 3, 2015, Millennial and AOL jointly announced that they had reached a definitive Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Merger Sub will commence a tender offer (the

“Tender Offer”) to acquire all of Millennial’s outstanding common stock for $1.75 per share in cash (the “Merger Consideration”).

5. Pursuant to the Merger Agreement, Merger Sub will commence the Tender Offer no later than September 18, 2015. The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of AOL (the “Merger” and together with the Tender Offer, the “Proposed Transaction”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger.

6. Both the Merger Consideration and the process by which Defendants have agreed to consummate the Proposed Transaction are fundamentally unfair to Millenial’s public stockholders. Indeed, the $1.75 per share Merger Consideration is 21.8% lower than the Company’s 52 week high closing price of $2.24, 86.5% below the $13 initial public offering (“IPO”) price of the Company’s common stock in March 2012, and 92.5% less than the Company’s March 30, 2012 high of $23.50. Tellingly, the Company’s stock price closed above the value of the Merger Consideration as recently as July 23, 2015.

7. Further, several analysts have recently set price targets for the Company significantly above the value of the Merger Consideration. Specifically,

analysts from Canaccord Genuity issued a price target of $2.50 per share, 42% above the Merger Consideration, on July 9, 2015. And analysts from Evercore ISI, Telsey Advisory Group, and Goldman Sachs each set price targets of $5.00 per share within the past year.

8. The Merger Consideration Millennial stockholders stand to receive is particularly inadequate given the significant benefits AOL will reap if the Proposed Transaction is consummated. The purchase will enable AOL to benefit tremendously from Millennial’s strong presence in the mobile app space. According to Don Kennedy, AOL’s president of advertiser platforms, Millennial has “software development kits’ baked into close to 70,000 apps,” meaning that app developers use Millennial’s software for analytics and ad delivery, among other things. Given that research has shown that close to 84% of people’s time on mobile devices is spent using apps, Millennial’s strong presence in the app sphere will enable it to generate significant revenues in the foreseeable future. Indeed, analysts have stated that acquiring Millennial will provide AOL with a strong position within the $600 billion global advertising market.

9. According to news reports, when Millennial and AOL first began discussing a potential merger back in July 2015, the acquisition price ranged from $300 million to $350 million. Yet less than two months after discussions between the two companies commenced, the Board has now agreed to sell the Company to AOL for only $238 million.

10. News reports indicate that the Board felt “forced” to sell the Company because several of its founding officers have left in recent months. Specifically, Millennial’s founder and former CEO Paul Palmieri, former Chief Technology Officer Chris Brandenburg and former Chief Financial Officer Michal Avon each left the Company in 2014.

11. The inadequate Merger Consideration thus appears to be the result of a sale process that was motivated primarily by unjustified pressure to quickly sell the Company, as well as the self-interest of certain Millennial insiders.

12. If the Proposed Transaction is consummated, Millennial’s Chief Executive Officer (“CEO”), Individual Defendant Michael Barrett, who first joined the Company in 2014, will reap significant personal financial gain. Specifically, according to SEC filings, if the Proposed Transaction is consummated Barrett will receive an additional 12 months salary of $476,000, 100% of his restricted stock units, and 100% of his stock options. Thus, Barrett stands to personally receive approximately $10 million in connection with the Proposed Transaction.

13. Barrett also held senior positions at AOL prior to joining Millennial in 2014. The Company’s strategic review process and the negotiations leading up to the signing of the Merger Agreement were thus likely tainted by a material conflict of interest.

14. The remaining Individual Defendants each hold significant amounts of restricted stock units that will vest upon the consummation of the Proposed Transaction, providing them with lucrative payouts.

15. Compounding the failure to obtain adequate consideration for Millennial stockholders, Defendants also agreed to unreasonable deal-protection provisions in the Merger Agreement that unfairly favor AOL and discourage other potential bidders from submitting a superior offer to acquire Millennial. These preclusive devices include: (i) a strict non-solicitation provision that restricts the Board from soliciting other potentially superior offers; (ii) an “information rights” provision, which provides AOL with unfettered access to information about other potential proposals, gives AOL three business days to negotiate a new deal with Millennial in the event a competing offer emerges, and provides AOL with the perpetual right to attempt to match any superior bid; and (iii) a termination fee of $10.25 million, and a provision that requires Millennial to pay AOL $2.735 million in expenses under certain circumstances.

16. As alleged in further detail below, both the consideration Millennial’s stockholders stand to receive in connection with the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public stockholders of the Company.

17. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Millennial’s public stockholders, and a violation of applicable legal standards governing their conduct.

18. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction, or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

THE PARTIES

19. Plaintiff is, and at all relevant times has been, a stockholder of Millennial since prior to the wrongs complained of herein.

20. Individual Defendant Michael G. Barrett (“Barrett”) has served as Millennial’s President and Chief Executive Officer and as a director of the Company since January 2014. Barrett has served as the President of Ichabod Farm Ventures LLC, an internet investment company that he founded, since December 2012. From July 2012 until December 2012, he served as Global Chief Revenue Officer and Executive Vice President at Yahoo! Inc. Prior to Yahoo!, from January 2012 until July 2012, Barrett served as Director at Google Inc., where he led the integration efforts following Google’s acquisition of Admeld Inc., a global supply side platform solution for premium publishers. Barrett previously served as Chief Executive Officer of Admeld from November 2008 until December 2011. Barrett has also held senior positions at AOL, Fox Interactive Media and Disney Online. He currently serves on the board of directors of Tremor Video, Inc., a publicly held provider of technology-driven video advertising solutions.

21. Individual Defendant Thomas R. Evans (“Evans”) has served as a director of the Company since February 2014. Evans served as the President and Chief Executive Officer of Bankrate, Inc., a publisher, aggregator and distributor of online personal finance content, from 2004 until December 2013. From 1999 to 2003, Evans served as Chairman and Chief Executive Officer of Official Payments Corp., a processor of consumer credit card payments for governmental entities. From 1998 to 1999, Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal websites. From 1991 to 1998, Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report, Evans served as President of The Atlantic Monthly from 1996 to 1998 and as President and Publisher of Fast Company from the launching of the magazine in 1995 until 1998. Evans also currently serves as a director of the public companies FutureFuel Corp. and Shutterstock, Inc. and within the past five years also served as a director of the public company NaviSite, Inc.

22. Individual Defendant Robert P. Goodman (“Goodman”) has served as a director of the Company since 2009. He is the founding partner of Bessemer Venture Partners’ investment office in Larchmont, New York. Goodman is also a managing member of Deer Management Co. LLC, the management company for Bessemer Venture Partners’ investment funds. Prior to joining Bessemer in 1998, Goodman founded and served as the chief executive officer of two privately held telecommunications companies, Celcore and Boatphone, a group of cellular operating companies. Until December 2012, Goodman served as a member of the board of directors of Broadsoft, Inc., a publicly held technology company. Goodman continues to serve as a member of the board of directors of several private Bessemer portfolio companies.

23. Individual Defendant Patrick Kerins (“Kerins”) has served as a director of the Company since 2009. Since 2006, Kerins has been a general partner with New Enterprise Associates, Inc., a venture capital firm. From 1997 to 2006, he was general partner of Grotech Capital Group, a venture capital firm. Prior to Grotech, Kerins was an investment banker with Alex, Brown & Sons, focusing on high-technology companies. Kerins currently serves on the boards of directors of ChannelAdvisor Corporation, a publicly held technology provider of cloud-based e-commerce solutions, and a number of privately held companies, and is chairman emeritus of the Mid-Atlantic Venture Association.

24. Individual Defendant Ross B. Levinsohn (“Levinsohn”) has served as a director of the Company since February 2014. Levinsohn has served as Chief Executive Officer of Guggenheim Digital Media, a subsidiary of Guggenheim Partners, a privately held global financial services firm, since January 2013. Levinsohn served as interim Chief Executive Officer and President of Yahoo! Inc. from May 2012 until July 2012, as Executive Vice President and Head of Global Media in early May 2012, and as Executive Vice President, Americas from November 2010 to May 2012. He was the co-founder and managing director of Fuse Capital (formerly Velocity Interactive Group), an investment firm focused on digital media and communications, from 2007 to October 2010. From 2000 to 2006, he served in leadership roles at News Corporation, a media and entertainment company, including as President of Fox Interactive Media, Senior Vice President and General Manager of Fox Sports Interactive Media, and Senior Vice President of News Digital Media.

25. Individual Defendant Wenda Harris Millard (“Millard”) has served as a director of the Company since May 2009. Since April 2009, she has served as president and chief operating officer of MediaLink LLC, a strategic advisory and business development firm that provides counsel to the media, advertising and entertainment industries. From July 2007 to April 2009, she served as president of media for Martha Stewart Living Omnimedia, Inc. and as co-chief executive officer from June 2008 to April 2009. From 2004 to 2007, she also served as a member of the board of directors of Martha Stewart Living Omnimedia. From 2001 to 2007, Millard was the chief sales officer of Yahoo! Inc. From 2000 to 2001, she was chief internet officer at Ziff Davis Media and president of Ziff Davis Internet. From 1996 to 2000, Millard was executive vice president and one of the founding members of DoubleClick. Millard currently serves on the board of directors of Verifone Systems, Inc., a publicly held provider of electronic payment solutions.

26. Individual Defendant James A. Tholen (“Tholen”) has served as a director of the Company since 2011. He has served as the chief financial officer of Broadsoft, Inc., a publicly held technology company, since 2007. Between 2006 and 2007, Tholen was engaged in consulting, advisory and investing activities. From 2003 to 2006, Tholen served as both chief financial officer and chief operating officer at Network Security Technologies, Inc., or NetSec, a managed and professional security services company acquired by MCI, Inc., now part of Verizon. Prior to joining NetSec, he served as chief strategy officer and chief financial officer for CareerBuilder, Inc. and was a member of that company’s board of directors.

27. Defendant AOL Inc. (AOL) is a Delaware corporation which maintains its principal executive offices in New York, New York. AOL is a web services company. Its business spans online content, products and services that the company offers consumers, publishers and advertisers. AOL focuses on attracting consumers and providing online advertising services on company owned and operated properties as well as third party websites. AOL also operates an internet subscription access service. AOL is a subsidiary of Verizon Communications Inc.

28. Defendant Mars Acquisition Sub, Inc. (Merger Sub) is a Delaware corporation and a wholly owned subsidiary of AOL, and was formed for purposes of effectuating the Merger.

29. The defendants referenced in the preceding paragraphs are collectively referred to as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

30. By reason of the Individual Defendants’ positions as directors and/or officers of Millennial, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Millennial and owe Plaintiff and the other members of the Class (defined herein) the duties of care, loyalty and good faith.

31. By virtue of their positions as directors and/or officers of Millennial, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Millennial to engage in the practices complained of herein.

32. Each of the Individual Defendants are required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably necessary to maximize the value stockholders will receive or obtain a reasonable premium. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to

Plaintiff and the other public stockholders of Millennial, including their duties of loyalty, good faith and care, insofar as they, inter alia, failed to obtain the best price possible or a reasonable premium under the circumstances before entering into the Proposed Transaction, agreed to unreasonable deal protection devices that all but ensure that Millennial’s stockholders will not receive a superior offer, and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other holders of Millennial common stock.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on her own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Millennial common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

35. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2015, there were approximately 141.64 million shares of Millennial common stock outstanding, owned by numerous stockholders.

36. There are questions of law and fact which are common to the Class and which predominate over any questions affecting only individual members, including inter alia, the following:

a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Millennial stockholders in violation of their fiduciary duties;

c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class; and

d) whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

37. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

38. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

39. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted or refused to act on grounds generally applicable to the class and are causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Summary of the Proposed Transaction

40. On September 3, 2015, Millennial and AOL issued a press release announcing the Proposed Transaction, which states in relevant part:

NEW YORK, September 3, 2015 – AOL today announced its continued investment in cross platform programmatic technology for marketers and publishers by signing an agreement to acquire Millennial Media, Inc. (NYSE: MM), a leading end-to-end mobile platform, for $1.75 per share of Millennial Media common stock.

Following AOL’s recent acquisition by Verizon, which operates the nation’s largest and most reliable wireless network, and its global enterprise-level partnership with Microsoft, today’s announcement further strengthens AOL’s mobile capabilities and underlines its position as the first global mobile media technology company. AOL now operates scaled global content brands, a scaled global content delivery network, a scaled global programmatic advertising platform and a subscription services platform.

With the acquisition of Millennial Media, AOL will:

•	Add a leading supply-side platform for app monetization with over 65,000 apps to its publisher suite of offerings

•	Add significant mobile brand advertising scale across ONE by AOL

•	Have access to approximately 1 billion global active unique users and robust addressable and cross-screen targeting capabilities

•	Accelerate its mobile position in key international markets, including Singapore, Japan, UK, France and Germany

•	Add world-class engineering, sales and product talent that specialize in mobile to AOL

“AOL is well positioned as consumers spend more and more time on mobile devices, and as advertisers, agencies and publishers become more reliant on programmatic monetization tools,” said Bob Lord, President, AOL. “As we continue to invest in our platforms and technology, the acquisition of Millennial Media accelerates our competitive mobile offering in ONE by AOL and enhances our current publisher offering with an ‘all in’ monetization platform for app developers.”

“By joining AOL, we will be adding additional mobile expertise to AOL’s growing technology assets,” said Michael Barrett, President & CEO of Millennial Media. “I am excited by what this acquisition means for our shareholders, our employees and our partners.”

According to eMarketer, 69% of mobile ad spend will be bought and sold programmatically (more than $14 billion), and programmatic video will reach $4 billion by 2016.* Furthermore, Cowen & Company expects mobile display and video advertising to grow from approximately $3.8 billion in 2015 to $9.2 billion in 2018 at a compound annual growth rate of 35%.**

Founded in 2006, Millennial Media is headquartered in Baltimore, MD and has additional U.S. offices in Atlanta, Boston, New York and San Francisco, and international offices in Hamburg, London, Paris, Singapore and Tokyo. Millennial Media’s portfolio of assets includes acquisitions of TapMetrics, Condaptive, Metaresolver, Jumptap and Nexage.

The transaction will take the form of a tender offer followed by a merger, with Millennial Media becoming a wholly owned subsidiary of AOL upon completion. The transaction is subject to customary regulatory approvals and other closing conditions, and is expected to close this fall.

Goldman, Sachs & Co. served as AOL’s financial advisor on the transaction, and Wachtell, Lipton, Rosen & Katz served as AOL’s legal advisor.

LUMA Partners served as Millennial Media’s financial advisor on the transaction, and Goodwin Procter LLP served as Millennial Media’s legal advisor.

B.	The Proposed Transaction Undervalues Millennial Shares

41. Millennial provides mobile advertising solutions to advertisers and developers in the United States and internationally. It offers advertisers the opportunity to reach and engage with their targeted audiences across mobile devices and screens. The Company’s technology enables advertisers to gain insights into the performance of their ad campaigns, and provides a cross-screen device map that allows advertisers to associate a single user with multiple online and mobile devices. The Company’s solutions for advertisers also include mmDSP, a demand side platform that accesses inventory directly from developers through its ad exchange, and mmStudio solution, which enables advertisers and advertising agencies to design ads using a set of templates. The Company also provides solutions for developers, including software development kits that allow apps to receive various kinds of ads, including video, interactive rich media, banner display, and native ad formats, and ad serving capabilities, mediation tools, and access to its ad exchange, which allow developers to allocate ad requests among various advertising campaign sources. The Company’s solutions for developers also comprise reporting and analytics that include ad revenue generation reports for their apps across various mobile operating systems. In addition, the Company operates MYDAS, a mobile advertising technology that: identifies unique users; targets ads based on user interest, behavior, and location; delivers ads to users; runs on various device types; ensures that the ads work over wireless connections; and measures user engagement and ad performance. Millennial was founded in 2006 and is headquartered in Baltimore, Maryland. Its shares are traded on the New York Stock Exchange under the symbol MM.

42. The $1.75 per share Merger Consideration fails to adequately compensate Millennial’s stockholders for their shares in light of the Company’s recent strategic achievements and strong growth prospects.

43. After completing its initial public offering in March 2012 at $13.00 per share, Millennial embarked on a period of rapid expansion, quickly commencing its plan to acquire numerous assets in the mobile advertising industry.

44. On November 6, 2013, Millennial completed its acquisition of Jumptap Inc. for $225 million. The acquisition was expected to ultimately make it easier for Millennial to challenge larger competitors, such as Google Inc.

45. On December 4, 2014, Millennial completed its acquisition of mobile ad technology firm Nexage for $108 million. The acquisition was attractive to Millennial because of Nexage’s real-time bidding tools and mobile web and app inventory across various publishers, which will allow Millennial to expand on its current products and services and help generate significant revenues in the near future.

46. Millennial’s acquisition spree was funded largely by the Company’s stockholders; however, now that the Company has completed its expansion plans on its investors’ dime, the Board has decided to shortchange the Company’s stockholders by agreeing to sell the Company at a price below its intrinsic value, while depriving them of the opportunity to realize the benefits from the Company’s recent acquisitions.

47. As a result of the Company’s rapid acquisition strategy, its financial results have missed analysts’ expectations in recent quarters, causing its stock price to drop. However, analysts remain optimistic about the Company’s future growth prospects now that it has slowed-down its spending spree and began to reap the benefits of the acquisitions it made over the past two years. Indeed, analysts from

Canaccord Genuity issued a price target of $2.50 per share, 42% above the Merger Consideration, on July 9, 2015.

48. On March 9, 2015, Millennial announced its financial results for the fourth quarter and full year ended December 31, 2014. The Company exceeded its fourth quarter revenue expectations. Commenting on the results, Individual Defendant Barrett stated:

Millennial Media ended 2014 on a high note. We successfully completed our acquisition of Nexage, added several key management personnel, and exceeded our fourth quarter revenue expectations… Through these accomplishments, we’ve entered 2015 with a stronger, more complete set of tools to help us execute on our full-stack marketplace vision and make mobile simple for our partners. We’ve already begun inventory integrations to our owned and operated programmatic exchange, The Millennial Media Exchange powered by Nexage, which will enable hundreds of mobile ad buyers to transact with thousands of developers and publishers. Supported by the foundation of our managed media business, we expect to accelerate our programmatic platform capabilities and revenue production during 2015.

49. As of March 31, 2015, Millennial reached over 670 million monthly unique users globally, including approximately 175 million monthly unique users in the United States alone. Further, approximately 65,000 apps were enabled by mobile app developers to operate on Millennial’s platform, and Millennial had more than 750 million proprietary, anonymous user profiles used for delivering the most relevant ads to consumers.

50. Consistent with analysts’ recent expectations, the tide appears to have turned for Millennial during the most recent fiscal quarter. On May 5, 2015, Millennial announced its financial results for the first quarter of 2015, which exceeded guidance across the board. Commenting on the results, Individual Defendant Barrett stated:

Millennial Media is entering its second quarter with a strong foundation. First quarter results exceeded guidance across the board and we’re seeing early success through our Nexage integration… Combined with solid revenues from our Managed Media business, the pieces of our owned and operated programmatic exchange are fully assembled and we’re executing on our full-stack, independent marketplace vision. We believe we are well positioned in the growing mobile ad ecosystem and expect to accelerate our programmatic platform capabilities and revenue production throughout 2015

51. Accordingly, the Merger Consideration Millennial’s public stockholders stand to receive is insufficient, as it fails to account for the Company’s future earnings potential and fails to adequately compensate the Class when factoring in the significant benefits AOL stands to reap if the Proposed Transaction is completed.

52. In sum, Millennial is well-positioned to generate significant earnings in the foreseeable future. Despite Millennial’s bright financial prospects, the Board has now agreed to sell the Company at a time when its stock price does not accurately reflect the Company’s intrinsic value and growth prospects, to the detriment of Millennial’s common stockholders.

C.	The Preclusive Deal Protection Provisions

53. In addition to failing to obtain adequate consideration for Millennial’s stockholders, the Individual Defendants agreed to certain deal protection devices that operate conjunctively to lock-up the Proposed Transaction and ensure that no competing offers will emerge for the Company.

54. First, the Merger Agreement provides for an onerous no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to comply with their fiduciary duties to obtain the best price possible under the circumstances. Specifically, section 6.4 of the Merger Agreement states that the Company and the Individual Defendants shall not:

(i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal;

(ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal;

(iii) engage in discussions with any person with respect to any Competing Proposal;

(iv) approve or recommend any Competing Proposal;

(v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

(vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination”

or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or

(vii) resolve or agree to do any of the foregoing.

55. Additionally, Section 6.4 of the Merger Agreement grants AOL recurring and unlimited matching rights, which provides it with: (i) unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid; and (ii) three business days to negotiate with Millennial, amend the terms of the Merger Agreement and make a counter-offer in the event a superior offer is received.

56. The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that AOL can easily foreclose a competing bid. As a result, these provisions unreasonably favor AOL, to the detriment of Millennial’s public stockholders.

57. Lastly, section 8.3 of the Merger Agreement provides that Millennial must pay AOL a termination fee of $10.25 million in the event the Company elects to terminate the Merger Agreement to pursue a superior proposal. Further, the

Merger Agreement requires Millennial to pay AOL $2.735 million in expenses under certain circumstances. The termination fee and expense reimbursement provisions further ensure that no competing offer will appear, as any competing bidder would have to pay a naked premium for the right to provide Millennial’s stockholders with a superior offer.

58. Ultimately, these deal protection provisions unreasonably restrain the Board’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

59. In sum, the Board failed to obtain fair and reasonable consideration for Millennial’s stockholders, agreed to onerous deal protection provisions that will likely prevent the emergence of a superior offer, and put their personal interests ahead of Millennial’s stockholders while negotiating the terms of the Proposed Transaction.

60. The Board has thus prevented Plaintiff and the Class from being adequately compensated for their Millennial shares. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

61. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

62. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to the public stockholders of Millennial.

63. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Millennial.

64. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and care owed to the stockholders of Millennial. The Individual Defendants failed to take reasonable steps to obtain and/or ensure that Millennial stockholders receive adequate consideration for their shares, agreed to restrictive deal protection devices that deter other suitors from making a superior bid for the Company, and placed their personal financial interests ahead of those of the Company’s stockholders.

65. The Individual Defendants dominate and control the business and corporate affairs of Millennial, and are in possession of private corporate information concerning Millennial’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Millennial which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

66. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

67. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Millennial’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

68. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class Against

AOL and Merger Sub For Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duty

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. AOL and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Millennial’s public stockholders, and have participated in such breaches of fiduciary duties.

72. AOL and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

73. As a result of the unlawful actions of AOL and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true and fair value for Millennial’s assets and business. Unless their actions are enjoined by the Court, AOL and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

74. As a result of the conduct of AOL and Merger Sub, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Millennial shares.

75. Plaintiff and other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 16, 2015	FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko

James R. Banko (#4518)

Derrick B. Farrell (#5747)

20 Montchanin Road, Suite 145

Wilmington, DE 19807

Tel.: (302) 482-3182

Fax: (302) 482-3612

Email: jbanko@faruqilaw.com

Email: dfarrell@faruqilaw.com

Counsel for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP

Juan E. Monteverde

Miles D. Schreiner

369 Lexington Ave., Tenth Floor

New York, NY 10017

Tel.: (212) 983-9330

Email: jmonteverde@faruqilaw.com

Email: mschreiner@faruqilaw.com

Counsel for Plaintiff

KAHN SWICK & FOTI, LLC Michael J. Palestina, Esq. 206 Covington Street Madisonville, LA 70447 Tel.: (504) 455-1400 Fax: (504) 455-1498 E-mail: Michael.Palestina@ksfcounsel.com Counsel for Plaintiff

EFiled: Sept 16 2015 05:40PM EDT Transaction ID 57880393 Case No. 11511-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AN NGUYEN, Individually and On Behalf of All Others Similarly Situated,

        Plaintiff

    v.

MICHAEL G. BARRETT, THOMAS R. EVANS, ROBERT P. GOODMAN, PATRICK KERINS, ROSS B. LEVINSOHN, WENDA HARRIS MILLARD, JAMES A. THOLEN, AOL INC., and MARS ACQUISITION SUB, INC.,

        Defendants.

C.A. No.

VERIFICATION AND AFFIDAVIT OF AN NGUYEN

STATE OF CALIFORNIA	)
	)	ss.:
COUNTY OF SANTA CLARA	)

I, AN NGUYEN, being duly sworn depose and state that:

1. I am the plaintiff in the above-entitled action. I have read the foregoing Verified Class Action Complaint and authorized its filing. The facts set forth in the Verified Class Action Complaint that relate to the acts and deeds for myself are true to my knowledge. With respect to the facts set forth in the forgoing Verified Class Action Complaint that relate to the acts of others, as to those matters, I believe them to be true based on the investigation of my attorneys.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

/s/ An Nguyen

A notary public or other officer completing this
certificate verifies only the identity of the
individual who signed the document to which this
certificate is attached, and not the truthfulness,
accuracy, or validity of that document.

State of California

County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me

on this 16th day of September 2015

by AN NGUYEN

proved to me on the basis of satisfactory evidence

to be the person(s) who appeared before me.

Signature: /s/ Cathy M. Wong

EFiled: Sept 16 2015 05:40PM EDT Transaction ID 57880393 Case No. 11511-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1.	Caption of Case:

An Nguyen, Individually and On Behalf of All Others Similarly Situated vs. Michael G. Barrett, Thomas R. Evans, Robert P. Goodman, Patrick Kerins, Ross B. Levinsohn, Wenda Harris Millard, James A. Tholen, AOL Inc., and Mars Acquisition Sub, Inc.

2.	Date Filed: September 16, 2015

3.	Name and address of counsel for plaintiff(s):

James R. Banko, Esquire and Derrick B. Farrell, Esquire

                    Faruqi & Faruqi, LLP

20 Montchanin Road, Suite 145, Wilmington, DE 19807

4.	Short statement and nature of claim asserted:

Plaintiff and other public stockholders of Millennial Media, Inc. (“Millennial”) brings this class action suit against the Board of Directors of Millennial and other defendants for breach of fiduciary duties in connection with the proposed acquisition of Millennial.

5.	Substantive Field of Law involved (check one):

☐ Administrative law	☐ Labor law	☐ Trusts, Wills and Estates
☐ Commercial law	☐ Real Property	☐ Consent trust petitions
☐ Constitutional law	☐ 348 Deed Restriction	☐ Partition
☒ Corporation law	☐ Zoning	☐ Rapid Arbitration (Rules 96,97)
☐ Trade secrets/trade mark/or other intellectual property		☐ Other

6.	Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills):

David Desjardins v. Millennial Media, Inc., et al., C.A. No. 11490-VCG; Joseph Wagner v. Michael Barrett, et al., C.A. No. 11503-VCG; Paul Parshall v. Millennial Media, Inc., et al., C.A. No. 11485-VCG; Kien Chen v. Michael G. Barrett, et al., C.A. No. 11496-VCG

7.	Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. § 341

8.	If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9.	If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here ☐. (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10.	If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. ☒

                    /s/ James R. Banko (#4518)

Signature of Attorney of Record & Bar ID

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AN NGUYEN, Individually and On Behalf of All
Others Similarly Situated,

        Plaintiff

    v.

MICHAEL G. BARRETT, THOMAS R. EVANS,
ROBERT P. GOODMAN, PATRICK KERINS,
ROSS B. LEVINSOHN, WENDA HARRIS
MILLARD, JAMES A. THOLEN, AOL INC., and
MARS ACQUISITION SUB, INC.,

              Defendants.

C.A. No.

STATEMENT OF GOOD CAUSE

I am a partner of Faruqi & Faruqi, LLP, and a member in good standing of the Bar of the State of Delaware. With my firm, I am counsel to Plaintiff in this action. We respectfully submit that this action is inappropriate for submission to a Master in the first instance, as the case involves complex issues under Delaware corporate law.

Dated: September 16, 2015	Respectfully submitted

FARUQI & FARUQI, LLP
By: /s/ James R. Banko

James R. Banko (Del. Bar. No. #4518)

Derrick B. Farrell (Del Bar. No. #5747)

20 Montchanin Road, Suite 145

Wilmington, DE 19807

Tel.: (302) 482-3182

Fax: (302) 482-3612

Email: jbanko@faruqilaw.com

           dfarrell@faruqilaw.com

Attorneys for Plaintiff